UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: April 16, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR FISCAL YEAR 2018

(No. TEL 55/PR000/COP-I5000000/2019)

With reference to Article 23 of the Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”) and Article 10 Paragraph 1 and 2 of OJK Regulation Number 32/POJK.04/2014, the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for fiscal year 2018 on:

Day/Date	:	Friday / May 24, 2019
Time	:	13.30 Jakarta Time
Place	:	Ballroom - Four Seasons Hotel Jl. Jend. Gatot Subroto Kav. 18 Jakarta Selatan, 12710

Those who are eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.15 hours Jakarta Time on April 30, 2019. According to the Article 12 Paragraph 2 of OJK Regulation Number 32/POJK.04/2014, Shareholders that have the right to propose an agenda is one or more Shareholders with ownership of 1/20 or more of the total outstanding shares with valid voting rights and must be received by the Company on April  25, 2019. Invitation for the AGMS shall be announced on May 2, 2019.

Bandung, April 16, 2019

PT Telkom Indonesia (Persero)Tbk

Board of Directors